RECEIVED

2008 SEP 30 A 7:57

OFFICE OF INTERNATIONAL CORPORATE F.

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

23 September 2008

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref MLW

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

[redacted]

08005130

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Trading Statement'

Yours faithfully

SUPPL

Linda Goodwin
Company Secretarial Administrator

Encl.

PROCESSED
OCT 01 2008
THOMSON REUTERS

9/30

S:\PLCSharedData\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2008\Zt-Trading Statement 23 September 2008.doc

Registered in England and Wales
Registration No. 2366619
Registered Office
2297 Coventry Road Birmingham B26 3PU

SEVERN TRENT PLC ("THE COMPANY")
TRADING STATEMENT
23 September 2008

Severn Trent is issuing the following trading update prior to the announcement of its interim results on 25 November 2008 for the six months ended 30 September 2008.

The Board considers that overall the Group will deliver first half-year performance that is consistent with prior guidance and its expectations for the full year.

In Severn Trent Water, the Group's principal subsidiary, our objective remains to deliver 3% annual out performance against the Ofwat determination for operating costs across the final two years of AMP4. However, there remains continued volatility in chemical and other commodity prices.

Severn Trent Water's infrastructure maintenance programme and rate of expenditure are progressively increasing through the year with first half infrastructure renewals expenditure for 2008/09 expected to be around £60m, representing around 45% of the total net expenditure for the year.

Group net debt at the half year (excluding IAS 39 fair value adjustments) is expected to be around £3.5 billion.

Enquiries:

Mike McKeon Group Finance Director	Severn Trent Plc	0121 722 4319
Peter Gavan Director of External Affairs	Severn Trent Plc	0121 722 4310
Venetia Cooper Investor Relations Manager	Severn Trent Plc	0121 722 4523
Peter Hewer	Tulchan Communications	0207 353 4200

Footnotes:

1 This document contains certain "forward-looking statements" with respect to Severn Trent's financial condition, results of operations and business and certain of Severn Trent's plans and objectives with respect to these items.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as "anticipates", "aims", "due", "could", "may", "should", "expects", "believes", "intends", "plans", "targets", "goal" or "estimates". By their very nature forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in the economies and markets in which the Group operates; changes in the regulatory and competition frameworks in which the Group operates; the impact of legal or other proceedings against or which affect the Group; and changes in interest and exchange rates.

All written or verbal forward-looking statements, made in this document or made subsequently, which are attributable to Severn Trent or any other member of the Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Severn Trent does not intend to update these forward-looking statements.

END